Filed by CleanSpark, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: GRIID Infrastructure Inc.
Commission File No. 001-39872

July 2, 2024

The following communication was made available by CleanSpark, Inc. (“CleanSpark”) as a press release on July 2, 2024, in connection with the potential acquisition of GRIID Infrastructure Inc. by CleanSpark. The communication is made accessible through CleanSpark's website, https://investors.cleanspark.com/news/, and PR Newswire, https://www.prnewswire.com/news-releases/cleanspark-releases-june-2024-bitcoin-mining-update-302187742.html.

CleanSpark Releases June 2024 Bitcoin Mining Update

Company mined 445 bitcoin; Exceeds 20 EH/s, doubling operating hashrate since December

LAS VEGAS, July 2, 2024 — CleanSpark Inc. (Nasdaq: CLSK), America’s Bitcoin Miner™, today released its unaudited bitcoin mining and operations update for the month ending June 30, 2024.

The Company achieved and exceeded its mid-year target of 20 EH/s in operational hashrate, a result of its previously announced acquisition of five new bitcoin mining sites in Georgia. The 60 MW of infrastructure from these sites include interruptible-load designated power purchase agreements (PPAs) with load balancing capabilities, a unique benefit for utility providers and the power grid.

“We reached a tremendous milestone on our path to 50 EH/s and beyond. Surpassing 20 EH/s in operational hashrate is more than double our hashrate from December,” said Zach Bradford, CEO. “Doubling our hashrate takes grit and teamwork and our growth is a testament to the dedication of our teams. While our peers are exploring other avenues of income, we’re laser-focused on delivering results and increasing our bitcoin mining hashrate and associated revenues. We continue to maximize efficiency at our existing sites and look forward to the opportunities ahead of us in Wyoming and Tennessee.”

June Bitcoin Mining Update (unaudited)

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Bitcoin mined in June: 445
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CY2024 bitcoin mined: 3,614
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Total bitcoin holdings as of June 30: 6,591
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Total bitcoin sold in June: 8.06
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Deployed fleet: 152,505
•
Month-end fleet efficiency: 22.31 J/Th
•
Current hashrate: 20.4 EH/s

The Company sold 8.06 bitcoin in June 2024 at an average price of approximately $67,514 per bitcoin. The average hashrate throughout the month of June was 17.85 resulting in an average of 14.83 bitcoin mined daily and a single day high of 22.41.

Growth Update

Definitive Agreement executed to acquire GRIID Infrastructure (Nasdaq: GRDI). The Company entered into an agreement to acquire GRIID Infrastructure. (See the Company’s SEC filings for additional details.)

Closed acquisition of five turnkey sites in Georgia, providing 60 MW of immediately available data center infrastructure. Once fully deployed, sites will add 3.7 EH/s of total hashrate. As of June 30, approximately 1.7 EH/s have been deployed, with additional hashrate expected to come online in July.

Dalton expansion concrete pours for both building slabs have been completed and transformers have been set. When the full expansion is operational, CleanSpark's Dalton campus, which consists of four independent data centers, is expected to operate at 2.4 EH/s. The Company expects this 15 MW expansion to be completed by September 2024.

About CleanSpark

CleanSpark (Nasdaq: CLSK) is America’s Bitcoin Miner™. We own and operate multiple data centers that primarily run on low-carbon power. Our infrastructure responsibly supports Bitcoin, the world’s most important digital commodity and an essential tool for financial independence and inclusion. We cultivate trust and transparency among our employees and the communities we operate in. Visit our website at www.cleanspark.com.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. In this press release, forward-looking statements include, but may not be limited to, statements regarding the Company’s expectations, beliefs, plans, intentions, and strategies. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "targets," "projects," "contemplates," "believes," "estimates," "forecasts," "predicts," "potential" or "continue" or the negative of these terms or other similar expressions. The forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: future opportunities in Tennessee and Wyoming; the timing and completion of the acquisition of Griid Infrastructure; the timing and operational results of the Dalton expansion; anticipated additions to CleanSpark's hashrate and the timing thereof; the risk that the electrical power available to our facilities does not increase as expected; the success of its digital currency mining activities; the volatile and unpredictable cycles in the emerging and evolving industries in which we operate; increasing difficulty rates for bitcoin mining; bitcoin halving; new or additional governmental regulation; the anticipated delivery dates of new miners; the ability to successfully deploy new miners; the dependency on utility rate structures and government incentive programs; dependency on third-party power providers for expansion efforts; the expectations of future revenue growth may not be realized; and other risks described in the Company's prior press releases and in its filings with the Securities and Exchange Commission (SEC), including under the heading "Risk Factors" in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2023, and any subsequent filings with the SEC. Forward-looking statements contained herein are made only as to the date of this press release, and we assume no obligation to update or revise any forward-looking statements as a result of any new information, changed circumstances or future events or otherwise, except as required by applicable law.

Investor Relations Contact
Brittany Moore
702-989-7693
ir@cleanspark.com

Media Contact
Eleni Stylianou
702-989-7694
pr@cleanspark.com

[End of communication]

Forward-Looking Statements

This communication includes “forward-looking statements” as defined under the federal securities laws. All statements other than statements of historical fact included or incorporated by reference in this communication, including, among other things, statements regarding the proposed business combination transaction between CleanSpark, Inc. (“CleanSpark”) and GRIID Infrastructure Inc. (“GRIID”), future events, plans and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the anticipated closing date for the proposed transaction and other aspects of CleanSpark’s or GRIID’s operations or operating results are forward-looking statements. Words and phrases such as “ambition,” “anticipate,” “estimate,” “believe,” “budget,” “continue,” “could,” “intend,” “may,” “plan,” “potential,” “predict,” “seek,” “should,” “will,” “would,” “expect,” “objective,” “projection,” “forecast,” “goal,” “guidance,” “outlook,” “effort,” “target” and other similar words can be used to identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. Where, in any forward-looking statement, CleanSpark or GRIID expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to be reasonable at the time such forward-looking statement is made. However, these statements are not guarantees of future performance and involve certain risks, uncertainties and other factors beyond CleanSpark’s or GRIID’s control. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in the forward-looking statements.

The following important factors and uncertainties, among others, could cause actual results or events to differ materially from those described in forward-looking statements: CleanSpark’s ability to successfully integrate GRIID’s businesses and technologies, which may result in the combined company not operating as effectively and efficiently as expected; the risk that the expected benefits and synergies of the proposed transaction may not be fully achieved in a timely manner, or at all; the risk that CleanSpark or GRIID will be unable to retain and hire key personnel; the risk associated with GRIID’s ability to obtain the approval of its stockholders required to consummate the proposed transaction and the timing of the closing of the proposed transaction, including the risk that the conditions to the transaction are not satisfied on a timely basis or at all or the failure of the transaction to close for any other reason or to close on the anticipated terms, including the anticipated tax treatment; the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; unanticipated difficulties, liabilities or expenditures relating to the transaction; the effect of the announcement, pendency or completion of the proposed transaction on the parties’ business relationships and business operations generally; the effect of the announcement or pendency of the proposed transaction on the parties’ common stock prices and uncertainty as to the long-term value of CleanSpark common stock or GRIID common stock; risks that the proposed transaction disrupts current plans and operations of CleanSpark or GRIID and their respective management teams and potential difficulties in hiring or retaining employees as a result of the proposed transaction; reliance on a limited number of key employees; the availability of financing opportunities and risks associated with economic conditions; dependency on continued growth in blockchain and bitcoin usage; anticipated additions to CleanSpark's hashrate and the timing thereof; the risk that the electrical power available to CleanSpark’s facilities does not increase as expected; the success of CleanSpark’s digital currency mining activities; the volatile and unpredictable cycles in the emerging and evolving industries in which CleanSpark and GRIID operate; increasing difficulty rates for bitcoin mining; bitcoin halving; changes in network and infrastructure; new or additional governmental regulation; the anticipated delivery dates of new miners; the ability to successfully deploy new miners; the dependency on utility rate structures and government incentive programs; dependency on third-party power providers for expansion efforts; the expectations of future revenue growth and ability to execute on business strategy; CleanSpark’s ability to remediate the material weakness identified in the internal control over financial reporting included in its Annual Report on Form 10-K for the fiscal year ended September 30, 2023; global and regional changes in the demand for the services of CleanSpark and GRIID, including the conflicts in Ukraine and the Middle East, and the global response to such conflict, security threats on facilities and infrastructure; insufficient liquidity; unexpected cost increases, inflationary pressures or technical difficulties in constructing, maintaining or modifying company facilities; legislative and regulatory initiatives addressing global climate change or other environmental concerns; public health crises, including pandemics (such as COVID-19) and epidemics and any impacts or related company or government policies or actions; international monetary conditions and exchange rate fluctuations; CleanSpark’s ability to complete any other announced or any other future dispositions or acquisitions on time, if at all; security and cybersecurity threats and hacks; dependency on third parties to maintain cold and hot wallets that hold CleanSpark’s bitcoin; and other economic, business, competitive and/or regulatory factors affecting CleanSpark’s or GRIID’s businesses generally as set forth in their filings with the Securities and Exchange Commission (the “SEC”). The registration statement on Form S-4 and proxy statement/prospectus that will be filed with the SEC will describe additional risks in connection with the proposed transaction. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and proxy statement/prospectus are considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to CleanSpark’s and GRIID’s respective periodic reports and other filings with the SEC, including the risk factors contained in CleanSpark’s and GRIID’s most recent Quarterly Reports on Form 10-Q and Annual Reports on Form 10-K. Forward-looking statements represent current expectations and are inherently uncertain and are made only as of the date hereof (or, if applicable, the dates indicated in such statement). Except as required by applicable law, neither CleanSpark nor GRIID undertakes or assumes any obligation to update any forward-looking statements, whether as a result of new information or to reflect subsequent events or circumstances or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Additional Information about the Merger and Where to Find It

In connection with the proposed transaction, CleanSpark intends to file with the SEC a registration statement on Form S-4, which will include a proxy statement of GRIID that also constitutes a prospectus of CleanSpark Common Stock to be offered in the proposed transaction. Each of CleanSpark and GRIID may also file other relevant documents with the SEC regarding the proposed transaction. This communication is not a substitute for the proxy statement/prospectus or registration statement or any other document that CleanSpark or GRIID may file with the SEC. The definitive proxy statement/prospectus (if and when available) will be mailed to stockholders of GRIID. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the registration statement and proxy statement/prospectus (if and when available) and other documents containing important information about CleanSpark, GRIID and the proposed transaction, once such documents are filed with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by CleanSpark will be available free of charge on CleanSpark’s website at https://investors.cleanspark.com. Copies of the documents filed with the SEC by GRIID will be available free of charge on GRIID’s website at https://www.griid.com.

Participants in the Solicitation

CleanSpark, GRIID and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of CleanSpark is set forth in (i) CleanSpark’s proxy statement for its 2024 annual meeting of stockholders under the headings “Executive Compensation and Other Information”, “Proposal 1: Election of Directors”, “Board Matters and Corporate Governance”, “Certain Relationships and Related Transactions, and Director Independence” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”, which was filed with the SEC on January 26, 2024 and is available at https://www.sec.gov/Archives/edgar/data/ 827876/000114036124004070/ny20013238x1_def14a.htm, (ii) CleanSpark’s Annual Report on Form 10-K for the fiscal year ended September 30, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on December 1, 2023 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/827876/000095017023067339/clsk-20230930.htm and (iii) to the extent holdings of CleanSpark’s securities by its directors or executive officers have changed since the amounts set forth in CleanSpark’s proxy statement for its 2024 annual meeting of stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at https://www.sec.gov/edgar/browse/?CIK=827876&owner=exclude).

Information about the directors and executive officers of GRIID is set forth in (i) GRIID’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2023, including under the headings “Item 10. Directors, Executive Officers and Corporate Governance”, “Item 11. Executive Compensation”, “Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” and “Item 13. Certain Relationships and Related Transactions, and Director Independence”, which was filed with the SEC on April 26, 2024 and is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1830029/ 000095017024049275/grdi-20231231.htm and (ii) to the extent holdings of GRIID’s securities by its directors or executive officers have changed since the amounts set forth in GRIID’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2023, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership of Securities on Form 5, filed with the SEC (which are available at https://www.sec.gov/edgar/ browse/?CIK=1830029&owner=exclude).

Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. Copies of the documents filed with the SEC by CleanSpark and GRIID will be available free of charge through the website maintained by the SEC at www.sec.gov. Additionally, copies of documents filed with the SEC by CleanSpark will be available free of charge on CleanSpark’s website at https://investors.cleanspark.com and those filed by GRIID will be available free of charge on GRIID’s website at https://www.griid.com.